# SEC Schedule 13G/A (Amendment No. 2) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Exela Technologies, Inc., CIK 0001620179
CUSIP: 30162V805
Title of class of securities: Common Stock, Par Value $0.0001 per share
Address of issuer's principal executive offices: 2701 E. Grauwyler Rd., Irving, Texas (TX), 75061
Date of event which requires filing of this statement: 12/31/2024
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0001723643

## Reporting persons
- Shay Capital LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 175,600; shared voting power 0; sole dispositive power 175,600; shared dispositive power 0; aggregate amount beneficially owned 175,600 (0.63% of the class)
  Comment: (1) Includes 100,600 shares of common stock issuable upon excercise of call options that are currently excercisable.
- Shay Capital Holdings LLC: type of reporting person: investment adviser (IA); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 175,600; shared voting power 0; sole dispositive power 175,600; shared dispositive power 0; aggregate amount beneficially owned 175,600 (0.63% of the class)
  Comment: (1) Includes 100,600 shares of common stock issuable upon excercise of call options that are currently excercisable.
  (2) Consists of securities directly beneficially owned by Shay Capital LLC, of which Shay Capital Holdings LLC is the sole manager.

## Item 1. Issuer
Name of issuer: Exela Technologies, Inc.
Address of issuer's principal executive offices: 2701 East Grauwyler Rd., Irving, TX 75061

## Item 2. Person Filing
Name of person filing:
Shay Capital LLC
Shay Capital Holdings LLC
Each a "Filer".
Address of principal business office or, if none, residence: The principal business address of each Filer is 280 Park Avenue, 5th Floor West, New York, NY 10017.
Citizenship: Shay Capital LLC and Shay Capital Holdings LLC - Delaware

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: See Item 9 of the cover page for each Filer.
Percent of class: See Item 11 of the cover page for each Filer.
Sole power to vote or to direct the vote: See Item 5 of the cover page for each Filer.
Shared power to vote or to direct the vote: See Item 6 of the cover page for each Filer.
Sole power to dispose or to direct the disposition: See Item 7 of the cover page for each Filer.
Shared power to dispose or to direct the disposition: See Item 8 of the cover page for each Filer.

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Identification and classification of members of the group: See Exhibit 2.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Exhibits
Exhibit 1: Joint filing Agreement
Exhibit 2: Item 8 Statement

## Signatures
- Shay Capital LLC: Shay Capital Holdings LLC, its Manager, Elan Foxman, Chief Financial Officer (02/14/2025)
- Shay Capital Holdings LLC: Elan Foxman, Elan Foxman, Chief Financial Officer (02/14/2025)